Filed by Ameri Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company: Ameri Holdings, Inc.
Commission File No. 001-38286
Date: January 16, 2020

AMERI100 ANNOUNCES CONFERENCE CALL TO DISCUSS MERGER WITH JAY PHARMA

Atlanta, GA, January 16, 2020 -- AMERI Holdings, Inc. (NASDAQ: AMRH) (“Ameri”), will host a conference call and webcast at 4:15 p.m. ET on Thursday, January 16, 2020, to discuss its entry into an amalgamation agreement (the “transaction”) announced today whereby the shareholders of Jay Pharma will become the majority holders of Ameri’s outstanding stock.

Jay Pharma is an evidence-based cannabinoid & wellness company focused on cancer. The company holds an exclusive license with Tikun Olam for cannabinoid intellectual property, including data and genetics for cancer patient care. Jay Pharma’s world class management & oncology teams are developing safe, clinically validated cannabinoid products.

Joining Barry Kostiner, CFO of Ameri, to discuss the merger and the market opportunity for Jay Pharma will be Dave Johnson, who will be appointed Chairman and CEO of Jay Pharma upon closing of the transaction.

CONFERENCE CALL & WEBCAST INFORMATION:

When:	Thursday, January 16, 2020, at 4:15 p.m. ET

Where:	Via phone by dialing +1 833-366-1126 or +1 412-902-6772 and asking for the Ameri call; via live and archived webcast: https://services.choruscall.com/links/amrh200116.html

A telephonic replay of the conference call may be accessed until the closing of the transaction by dialing +1 877-344-7529 or +1 412-317-0088 with passcode 10138473.

About Ameri100
Ameri is a specialized SAP® cloud, digital and enterprise solutions company which provides SAP® services to customers worldwide. Headquartered in Suwanee, Georgia, Ameri has offices in the U.S. and Canada. The Company also has global delivery centers in India. With its bespoke engagement model, Ameri delivers transformational value to its clients across industry verticals. For further information, visit www.ameri100.com

About Jay Pharma
Jay Pharma is dedicated to developing innovative, evidence-based products and combination therapies to address unmet needs in cancer care. Jay Pharma seeks to improve the lives of persons suffering from cancer, initially by developing safe cannabinoid products for persons suffering from the side effects of cancer and cancer treatment, and longer term by advancing a pipeline of novel combination therapies as an adjunct to standard of care cancer treatments. Jay Pharma has filed several patents covering the use of cannabinoids with current cancer treatments and for specific cancer types. For more information, visit www.jaypharma.co

Important Additional Information Will be Filed with the SEC

In connection with the proposed transactions, Ameri to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement that will contain a proxy statement and prospectus. AMERI URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERI, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Ameri with the SEC by contacting Investor Relations by mail at 5000 Research Court, Suite 750, Suwanee, Georgia. Stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions.

Participants in the Solicitation

Ameri and Jay Pharma, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transactions when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as “plans”, “ expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the Transactions. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the Transactions will be consummated or that the parties other plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur.

The forward-looking statements contained in this press release are made as of the date of this press release. Except as required by law, Ameri disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, Ameri undertakes no obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed above.

Corporate Contact:
Barry Kostiner, Chief Financial Officer
IR@ameri100.com

Investor Relations Contact:
Sanjay M. Hurry
LHA Investor Relations
(212) 838-3777
IR@ameri100.com

###